NOMINATION COMMITTEE CHARTER

1.      Purpose

The Nomination Committee (the "NC") establishes the principles for the selection of candidates to the Board of Directors, selects candidates for the election or re-election to the Board of Directors and prepares a proposal for the Board of Directors' decision.

2.      Composition

The Board of Directors appoints the Chairperson and the members of the NC for a period of one year. The Chairperson shall be an independent and non-executive member of the Board of Directors. The other members shall be a minimum of two independent and non-executive members of the Board of Directors.

3.      Powers and Duties

3.1.  General

The NC shall:

a)      prepare and recommend its working guidelines for the selection of members of the Board of Directors including criteria for the independence evaluation of the Board of Directors;

b)      periodically prepare the evaluation of the performance of the Board of Directors through a self-assessment process;

c)      review, at least once a year, the independence of the members of the Board of Directors; and

d)      perform other tasks in relation to the nomination or removal of members of the Board of Directors, as may be delegated by the latter.

3.2.  Nomination

The NC shall:

a)      establish criteria for Board membership and evaluate and propose to the Board of Directors and the shareholders proposals for elections of candidates for Board membership as well as their re-election or removal. The NC may dismiss candidates who do not meet the criteria for Board membership, and

b)      ensure that the candidates to the Board of Directors shall possess the necessary qualifications and experience to discharge their duties. Newly appointed members of the Board of Directors shall receive an appropriate introduction into the business and affairs of the Company and the Group. If appropriate, the NC shall arrange for further training.

4.      Organization

The NC shall meet at least twice a year. The Chairperson shall prepare an agenda in advance of each meeting, in consultation with the Chairman. At least two members of the NC must be present to have a quorum.

The Chairperson shall appoint a secretary to the Committee. Minutes of the proceedings and the resolutions of the NC shall be signed by the Chairperson and the secretary and made available prior to the next meeting and approved at that next meeting.

The Chairperson may invite the President of Board of Directors. The NC may ask other members of management or outside consultants to attend the meeting or make presentations.

In case of need, the Board of Directors is free to appoint additional members to the NC for specific situations where a particular experience is required.

The Chairperson shall report to the Board of Directors after each meeting of the NC and keep the Board of Directors updated on the overall nomination policy of the Group.

The Chairperson shall interview each member of the Board of Directors prior to his nomination for re-election.

5.      OTHER RESPONSIBILITIES

The NC shall

a)      review and reassess the adequacy of this Charter and its principles and submit proposed changes to the Board of Directors for approval, and

b)      conduct an annual self-evaluation of its own performance.

2